MONTHLY REPORT - JUNE, 2008
                              Global Macro Trust
             The net asset value of each unit as of June 30, 2008
              was $1,290.80, up 6.17% from $1,215.77 per unit
                            as of May 31, 2008.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (591,622.720       $  7,138,388     712,139,023    719,277,411
   units) at May 31, 2008
Addition of 17,135.417 units on         412,005      20,420,753     20,832,758
   June 1, 2008
Redemption of 3,163.367 units on             (0)     (4,083,274)    (4,083,274)
   June 30, 2008*
Net Income (Loss) - June 2008           619,760      45,339,396     45,959,156
                                    ------------  --------------  -------------
Net Asset Value at June 30,        $  8,170,153     773,815,898    781,986,051
2008
                                    ============  =============   =============
Net Asset Value per Unit at
June 30, 2008 (605,815.606
units inclusive of 220.836
additional units.)                                $    1,290.80

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ 46,614,420     92,129,788

      Change in unrealized gain (loss) on open       13,918,053     19,243,176
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                          (456,468)    (1,268,892)


   Interest income                                    1,677,210     12,110,407

   Foreign exchange gain (loss) on margin              (197,657)      (825,769)
      deposits
                                                  --------------  -------------
Total: Income                                        61,555,558    121,388,710
Expenses:
   Brokerage commissions                              4,462,480     24,120,159

   20.0% New Trading Profit Share                    10,919,793     16,595,471

   Custody Fees                                          34,701         64,185

   Administrative expense                               179,428      1,041,108
                                                 ---------------  -------------
Total: Expenses                                      15,596,402     41,820,923

Net Income (Loss) - June, 2008                     $ 45,959,156     79,567,787

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      July 9, 2008


Dear Investor:

Global Macro Trust ("GMT") was up 6.17% for June, 2008. Year-to-date the Trust is up 11.55%.

In June, global equity markets declined significantly, the dollar was weak and most commodity prices rose. The Trust profited from short positions in U.S. and international stock index futures, short dollar positions and long energy, metal and agricultural commodity futures. Interest rate futures trading generated a small profit.

Equity indices in Europe, the U.S., Australia, Japan and Taiwan all declined, generating significant profits on short positions. Small losses were sustained on long positions in indices in South Africa, Hong Kong, China and Canada.

Energy prices continued their march upward with crude oil hitting a new all-time high. Long positions in Brent and WTI crude, heating oil, natural gas, reformulated gasoline (RBOB), gas oil and Tokyo gasoline and kerosene were profitable. Near month-end, the high volatility in the energy markets resulted in a further significant reduction in the Trust's energy positions.

Agricultural commodity markets also continued to strengthen with long positions in corn, soybeans, soybean meal and oil, cocoa, coffee and rubber profitable.
A short position in hogs was profitable and short positions in cotton, sugar, wheat and cattle were unprofitable.

Metals also participated in the commodity rally. Long positions in gold, silver, platinum, tin, copper and aluminum were profitable, as was a short position in lead. Short positions in zinc and nickel were flat.

In the currency markets, short dollar positions versus the Brazilian real, Mexican peso, Czech koruna and Polish zloty were profitable, as was a long dollar position versus the Indian rupee. In non-dollar cross rate trading, long Norwegian krone versus Canadian dollar, long Czech koruna versus euro and long Swiss franc versus New Zealand dollar were profitable.

Interest rates were steady with a bias toward higher rates. Short positions in Swiss, British and German short-term rates and German notes were profitable, as was a long position in Japanese bonds. A long position in Canadian short-term rates was unprofitable.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman